NEWS RELEASE: Monday, September 08, 2008

 ALMADEN HOSTS MONEY AND GOLD SEMINAR

Almaden Minerals ltd. (TSX: AMM; AMEX:AAU; “Almaden”) is very pleased to announce that it is sponsoring a Ludwig von Mises Institute seminar which will be held in Vancouver this September 13th, 2008. This seminar, Choice in Money: The path to sound currency will feature speakers Walter Block, Tom DiLorenzo, Doug French, David Gordon, Joseph Salerno and Lew Rockwell.  Immediately following the Ludwig von Mises Institute Seminar, and in the same location, Almaden will be hosting a separate min-seminar concerning gold exploration and mining as well as its future and past use as money. This second event will feature the speakers Walter Block, Bob Hoye and Morgan J. Poliquin, President of Almaden.

Registration for both events can be done on line at https://www.mises.org/form.aspx?Id=34.

ABOUT ALMADEN

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 23 properties that are under active exploration. Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.